NewsRelease

TransCanada Enters Agreement to Acquire
Ironwood Power Plant

CALGARY, Alberta – October 8, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that it has reached an agreement to acquire the Ironwood natural gas fired, combined cycle power plant in Lebanon, Pennsylvania, with a nameplate capacity of 778 megawatts (MW), from Talen Energy Corporation (NYSE: TLN) for US$654 million. At closing, US$42 million in debt will be assumed and then repaid within 45 days of closing out of funds placed into escrow by the seller.

“This acquisition presents a unique opportunity in the current market environment and is a natural extension of our U.S. northeast power business, strengthening our overall portfolio of assets in the region,” said Russ Girling, TransCanada’s president and chief executive officer. “This relatively new and highly efficient gas-fired power plant  provides us with a solid platform from which to continue to grow our already substantial wholesale, commercial and industrial customer base in this market area.”

The Ironwood power plant delivers energy into the PJM power market, North America’s largest and most liquid energy region which includes a three-year forward capacity market. Strategically located in proximity to the Marcellus shale gas play, the facility is well positioned to access competitively priced natural gas in a market that is in the midst of transitioning away from coal-fired power generation to gas.

The acquisition is expected to be immediately accretive to earnings and cash flow and generate approximately US$90-$110 million in earnings before interest, taxes, depreciation and amortization annually through a combination of capacity payments and energy sales.

“The Ironwood power plant will be very complementary to our U.S. northeast operations, which now total over 4,500 MW, and is consistent with our disciplined approach to growth in this important region where we have been operating on the power side since 1998,” added William (Bill) Taylor, TransCanada’s executive vice-president and president, Energy.

The acquisition will be financed with a combination of cash on hand and available debt capacity. The  transaction is expected to close early in the first quarter of 2016, subject to certain conditions being satisfied in the coming months.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 1. 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 1.800.361.6522